
10035881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66154

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Williams Street Suite 1825
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. D'Angelo, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2001 Palmer Avenue Suite 201 (Address) Larchmont (City) NY (State) 10538 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Gregg S. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFA Securities, LLC, as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA SILVERSTEIN
Notary Public, State of New York
No. 01SI6170199
Qualified in New York County
Term Expires July 2, 2011

Signature

President

Title

2/24/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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GFA SECURITIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2009

P. D'Angelo, CPA, P.C.
Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
GFA Securities, LLC
New York, New York

I have audited the accompanying statement of financial condition of GFA Securities, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFA Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 15, 2010
Larchmont, NY

GFA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Current Assets		
Cash in Bank	$	52,533
Commissions Receivable		13,176
Prepaid Expenses - Related Party		11,289
Prepaid Expenses - Other		14,811
Total Current Assets		91,809
Fixed Assets		
Equipment		67,998
Leasehold Improvements		158,662
Fixed Assets, at cost		226,660
Accumulated Depreciation		(57,234)
Book Value of Fixed Assets		169,426
TOTAL ASSETS	$	261,235
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$	3,850
Total Current Liabilities		3,850
TOTAL LIABILITIES		3,850
Member's Equity		257,385
TOTAL MEMBER'S EQUITY		257,385
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	261,235

See independent auditor's report and notes to financial statements

GFA SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commissions		$ 246,007
	TOTAL REVENUE	246,007
EXPENSES		
Professional Fees		$ 13,860
Regulatory Fees		19,368
Commissions		14,032
Depreciation Expense		9,000
Operating Expenses		192,068
	TOTAL EXPENSES	248,328
	NET INCOME	$ (2,321)

See independent auditor's report and notes to financial statements

GFA SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net Income	$ (2,321)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation Expense	9,000
(Increase) decrease in assets:	
Commissions receivable	24,659
Prepaid Expenses	(12,297)
Increase (decrease) in liabilities:	
Accounts Payable and Accrued expenses	600
Total adjustments	21,962
Net cash used in operating activities	19,641
Net Change in Cash	19,641
Cash - Beginning of year	32,893
Cash - End of year	$ 52,533

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See independent auditor's report and notes to financial statements

GFA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance - beginning of year	$ 259,706
Capital contributions	-
Capital distributions	-
Net Income	(2,321)
Balance - end of year	$ 257,385

See independent auditor's report and notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GFA Securities, LLC (the "Company") is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from effecting purchases and sales of mutual fund shares, variable annuities, variable life products and state sponsored college 529 funds.

These financial statements are presented on the accrual basis of accounting.

Revenue

Accounts Receivable

The Company earns their revenue through initial and ongoing trailing commissions, which are based on the investment by their clients into certain investments, which the Company is registered to offer. Accordingly, these commissions are calculated quarterly and are generally paid within 30 days from the quarter they were earned. All receivables are earned and payable to the Company as per signed sales agreements. It is the expectation of management that all receivables will be collected and, accordingly, no allowance for doubtful accounts has been estimated.

Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost, less allowances for depreciation.

Depreciation is computed using the straight-line or modified accelerated cost recovery systems based on useful lives established by income tax law as follows:

Equipment – 5 to 7 years

Leasehold Improvements - 15 years

Maintenance, repairs and minor renewals, are expensed as incurred and additions, improvements, replacements, betterments and major renewals are capitalized. When property and equipment are abandoned, retired, or otherwise disposed of, the cost and related allowances are removed from the accounts and the profit or loss thereon is reflected in income.

Income Taxes

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10), on January 1, 2009. The Company has no uncertain tax positions.

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual will report their share of the Company's income or loss on its income tax return.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Fair Value Measurements

Effective January 1, 2009 the Company adopted provisions of SFAS No. 157. The Company currently carries all assets and liabilities at known cost. Therefore, there is no provision for fair value measurement, nor do we believe that any valuation would have a material impact on the Company's financial position, results of operation, or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company, organized in the state of New York as a single member limited liability company, is considered a disregarded entity for federal and state income tax purposes and its activities are included in the tax return of its member. Accordingly, there is no provision for federal or state income taxes, since these taxes are the personal responsibility of the member.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

3. RELATED PARTY TRANSACTIONS

The Company receives specified administrative and support services from an affiliated company, which is under common control and ownership. Under a written agreement, between the Company and its affiliate, the affiliate has agreed to assume responsibility for certain expenses. These expenses include office rent, general administrative, management fees and human resource costs, herein referred as "Support Facilities" and indicated that the Company is not directly or indirectly liable to the affiliate for these expenses. The affiliate has demonstrated that it has adequate resources to pay these expenses. In addition, the affiliate has agreed to provide the Company with marketing support, as the affiliate deems appropriate. Both the affiliate and the Company understand and acknowledge that the Company shall have sole and ultimate responsibility for the content and usage of any marketing materials. For the year ended December 31, 2009 the Company made payments for the above allocated expenses totaling $238,564.

4. NON-COMPETITION COVENANT

The affiliate, through a written agreement, states that it will not provide to other persons or entities which are engaged in direct competition with the Company any "Support Facilities" which are the same or substantially similar to the "Support Facilities" provided through the written agreement as stated in note 3, where it would directly and substantially aid such competitors in competing with the Company and which may be damaging to the goodwill, reputation or other interests of the Company. In addition, the Company agrees that it shall not provide any of its services to any person or entity that would be considered competitive services to those provided by its affiliate or any of their affiliated companies.

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5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 the Company had net capital of $55,328, which was $50,328 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 7% as of December 31, 2009.

6. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

GFA SECURITIES, LLC

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital		
Member's equity	$	257,385
Deductions and/or charges to Net Capital		
Non-allowable assets		(202,057)
Net Capital before haircuts on securities positions		55,328
Haircuts and undue concentration		-
Adjusted Net Capital	$	55,328
Aggregate Indebtedness	$	3,850
Minimum Net Capital required	$	5,000
Excess of Net Capital over minimum requirements	$	50,328
Percentage of aggregate indebtedness to Net Capital		7%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	55,328
Audit adjustments		-
Net Capital per above	$	55,328

See independent auditor's report and notes to financial statements

GFA SECURITIES, LLC

Schedule 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditor's report and notes to financial statements

P. D'Angelo, CPA, P.C.
Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Managing Member
GFA Securities, LLC
New York, New York

In planning and performing my audit of the financial statements of GFA Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, I identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in my audit of the financial statements of GFA Securities, LLC for the year ended December 31, 2009, and this report does not affect my report thereon dated February 15, 2010.

> The size of the business, management structure, and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 15, 2010
Larchmont, NY